EXHIBIT 99.1

FirstService Reports Strong Third Quarter Results

Growth in Restoration Offsets Continued COVID-19 Headwinds

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019

Revenues (millions)	$741.9	$672.3	$1,997.4	$1,731.8
Adjusted EBITDA (millions) (note 1)	88.7	77.1	203.8	171.3
Adjusted EPS (note 2)	1.19	0.92	2.44	2.38

GAAP Operating Earnings	59.1	49.7	120.0	(205.8)	(1)
GAAP EPS	0.75	0.50	1.52	(6.93)	(1)

(1) Includes $314.4 million settlement of long-term incentive arrangement with FirstService's Founder and Chairman.

TORONTO, Oct. 28, 2020 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported strong results for its third quarter ended September 30, 2020. All amounts are in US dollars.

Revenues for the third quarter were $741.9 million, a 10% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 15% to $88.7 million, and Adjusted EPS (note 2) was $1.19, representing 29% growth over the prior year quarter. During the third quarter, FirstService reported GAAP Operating Earnings of $59.1 million, up from $49.7 million in the prior year period. The GAAP diluted earnings per share was $0.75 in the quarter, compared to $0.50 for the same quarter a year ago.

For the nine months ended September 30, 2020, revenues were $2.00 billion, a 15% increase relative to the comparable prior year period, Adjusted EBITDA was $203.8 million, up 19%, and Adjusted EPS was $2.44, versus $2.38 in the prior year period. FirstService’s GAAP Operating Earnings were $120.0 million in the current year period, versus an Operating Loss of $205.8 million in the prior year, reflecting the 2019 settlement of the long-term incentive arrangement (“LTIA”) with its Founder and Chairman in the amount of $314.4 million. The GAAP diluted earnings per share for the nine months year-to-date was $1.52, compared to GAAP loss per share of $6.93 in the prior year period.

“We are pleased to have rebounded this quarter to report strong organic growth buoyed by increased activity levels in restoration,” said Scott Patterson, Chief Executive Officer of FirstService. “Our operations continue to demonstrate resilience in the current pandemic environment and we look forward to a solid finish to the year,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$2.4 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $374.8 million for the third quarter, matching the top-line in the prior year quarter. Growth was tempered by continued COVID-related closures of client facilities, which negatively impacted our amenity management services revenue. Adjusted EBITDA for the quarter was $41.8 million, versus $39.8 million in the prior year period. GAAP Operating Earnings were $35.2 million, versus $33.0 million for the third quarter of last year. Margin expansion during the quarter was driven by an increase in higher margin ancillary revenues, primarily related to strong home resale activity.

FirstService Brands revenues during the third quarter grew to $367.2 million, up 24% relative to the prior year period, of which 15% was organic. Organic growth was principally driven by strong performance at our restoration service lines, which benefited from increased storm-related activity and large loss claims relative to last year. Adjusted EBITDA for the third quarter was $48.7 million, versus $40.8 million in the prior year period. GAAP Operating Earnings were $28.5 million, versus $22.1 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $1.8 million in the third quarter, relative to $3.5 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $4.5 million, relative to $5.4 million in the prior year period. The year-over-year cost reduction is due to lower compensation costs and foreign exchange.

Conference Call
FirstService will be holding a conference call on Wednesday, October 28, 2020 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The numbers to use for this call are 1) toll-free 1-888-241-0551; or 2) for international callers, 647-427-3415. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2019 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.

A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2020	2019	2020	2019

Net earnings (loss)	$40,966	$26,336	$76,663	$(241,199)
Income tax	12,969	10,872	24,118	20,650
Other income, net	(269)	(229)	(645)	(6,353)
Interest expense, net	5,464	12,719	19,881	21,060
Operating earnings (loss)	59,130	49,698	120,017	(205,842)
Depreciation and amortization	26,184	24,181	73,179	51,033
Settlement of long-term incentive arrangement	-	-	-	314,379
Acquisition-related items	950	1,493	1,752	5,373
Stock-based compensation expense	2,468	1,772	8,880	6,382
Adjusted EBITDA	$88,732	$77,144	$203,828	$171,325

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.

A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2020	2019	2020	2019

Net earnings (loss)	$40,966	$26,336	$76,663	$(241,199)
Non-controlling interest share of earnings	(760)	(2,057)	(5,841)	(6,262)
Settlement of long-term incentive arrangement	-	-	-	314,379
Acquisition-related items	950	1,493	1,752	5,373
Amortization of intangible assets	13,191	13,029	35,416	22,235
Stock-based compensation expense	2,468	1,772	8,880	6,382
Stock-based compensation tax adjustment for US GAAP change	-	-	-	(2,854)
Income tax on adjustments	(4,071)	(3,848)	(11,517)	(8,149)
Non-controlling interest on adjustments	(303)	(374)	(823)	(542)
Adjusted net earnings	$52,441	$36,351	$104,530	$89,363

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2020	2019	2020	2019

Diluted net earnings (loss) per share	$0.75	$0.50	$1.52	$(6.84)
Non-controlling interest redemption increment	0.17	0.11	0.13	0.25
Settlement of long-term incentive arrangement	-	-	-	8.37
Acquisition-related items	0.02	0.04	0.04	0.12
Amortization of intangible assets, net of tax	0.21	0.24	0.60	0.43
Stock-based compensation expense, net of tax	0.04	0.03	0.15	0.13
Stock-based compensation tax adjustment for US GAAP change	-	-	-	(0.08)
Adjusted earnings per share	$1.19	$0.92	$2.44	$2.38

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2020	2019	2020	2019

Revenues	$741,932	$672,253	$1,997,360	$1,731,816

Cost of revenues	496,367	451,671	1,343,526	1,181,025
Selling, general and administrative expenses	159,301	145,210	458,886	385,848
Depreciation	12,993	11,152	37,763	28,798
Amortization of intangible assets	13,191	13,029	35,416	22,235
Settlement of long-term incentive arrangement	-	-	-	314,379
Acquisition-related items (1)	950	1,493	1,752	5,373
Operating earnings (loss)	59,130	49,698	120,017	(205,842)
Interest expense, net	5,464	12,719	19,881	21,060
Other income	(269)	(229)	(645)	(6,353)
Earnings (loss) before income tax	53,935	37,208	100,781	(220,549)
Income tax	12,969	10,872	24,118	20,650
Net earnings (loss)	40,966	26,336	76,663	(241,199)
Non-controlling interest share of earnings	760	2,057	5,841	6,262
Non-controlling interest redemption increment	7,379	4,419	5,588	9,386
Net earnings (loss) attributable to Company	$32,827	$19,860	$65,234	$(256,847)

Net earnings (loss) per common share
Basic	$0.76	$0.51	$1.54	$(6.93)
Diluted	0.75	0.50	1.52	(6.93)

Adjusted earnings per share (2)	$1.19	$0.92	$2.44	$2.38

Weighted average common shares (thousands)
Basic	43,476	39,224	42,480	37,087
Diluted	43,942	39,691	42,868	37,542

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2020	December 31, 2019

Assets
Cash and cash equivalents	$158,570	$121,198
Restricted cash	23,795	13,093
Accounts receivable	415,712	393,730
Prepaid and other current assets	196,015	140,115
Current assets	794,092	668,136
Other non-current assets	12,208	11,824
Fixed assets	130,226	131,545
Operating lease right-of-use assets	137,511	132,893
Goodwill and intangible assets	1,048,188	1,011,071
Total assets	$2,122,225	$1,955,469

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$318,695	$241,670
Other current liabilities	98,013	80,369
Operating lease liabilities - current	33,901	30,622
Long-term debt - current	56,501	5,545
Current liabilities	507,110	358,206
Long-term debt - non-current	548,130	761,078
Operating lease liabilities - non-current	114,248	111,247
Other liabilities	83,784	66,150
Deferred income tax	51,904	58,239
Redeemable non-controlling interests	179,161	174,662
Shareholders' equity	637,888	425,887
Total liabilities and equity	$2,122,225	$1,955,469

Supplemental balance sheet information
Total debt	$604,631	$766,623
Total debt, net of cash	446,061	645,425

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2020	2019	2020	2019

Cash provided by (used in)

Operating activities
Net earnings (loss)	$40,966	$26,336	$76,663	$(241,199)
Items not affecting cash:
Depreciation and amortization	26,184	24,182	73,179	51,033
Non-cash settlement of long-term incentive arrangement	-	-	-	289,721
Deferred income tax	(2,134)	(22)	(6,339)	1,443
Other	2,486	2,058	8,155	1,000
	67,502	52,554	151,658	101,998

Changes in non-cash working capital
Accounts receivable	(27,384)	3,010	5,509	(16,218)
Payables and accruals	34,295	(37,878)	52,630	(42,800)
Other	(32,494)	2,549	(14,837)	21,641
Net cash provided by operating activities	41,919	20,235	194,960	64,621

Investing activities
Acquisition of businesses, net of cash acquired	(64,507)	(9,585)	(64,507)	(555,116)
Disposition of business, net of cash disposed	-	-	-	13,030
Purchases of fixed assets	(8,820)	(11,821)	(30,901)	(34,108)
Other investing activities	(544)	(724)	(1,330)	135
Net cash used in investing activities	(73,871)	(22,130)	(96,738)	(576,059)

Financing activities
Increase in long-term debt, net	(41,863)	23,586	(163,787)	612,465
Proceeds received on common share issuance	-	-	150,008	-
Purchases of non-controlling interests, net	(3,723)	(199)	(18,790)	(33,409)
Financing fees paid	-	(167)	-	(3,863)
Dividends paid to common shareholders	(7,168)	(5,883)	(20,259)	(16,158)
Distributions paid to non-controlling interests	(3,368)	(1,995)	(3,418)	(6,264)
Other financing activities	5,255	539	6,483	950
Net cash provided by (used in) financing activities	(50,867)	15,881	(49,763)	553,721

Effect of exchange rate changes on cash	(101)	586	(385)	275

Increase (decrease) in cash, cash equivalents and restricted cash	(82,920)	14,572	48,074	42,558

Cash, cash equivalents and restricted cash, beginning of period	265,285	107,830	134,291	79,844

Cash, cash equivalents and restricted cash, end of period	$182,365	$122,402	$182,365	$122,402

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2020
Revenues	$374,756	$367,176	$-	$741,932
Adjusted EBITDA	41,805	48,678	(1,751)	88,732

Operating earnings	35,200	28,451	(4,521)	59,130

2019
Revenues	$375,196	$297,057	$-	$672,253
Adjusted EBITDA	39,787	40,838	(3,481)	77,144

Operating earnings	33,036	22,062	(5,400)	49,698

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2020
Revenues	$1,052,572	$944,788	$-	$1,997,360
Adjusted EBITDA	102,940	106,468	(5,580)	203,828

Operating earnings	84,604	50,722	(15,309)	120,017

2019
Revenues	$1,064,911	$666,905	$-	$1,731,816
Adjusted EBITDA	100,783	80,297	(9,755)	171,325

Operating earnings	81,397	46,659	(333,898)	(205,842)

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566